UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Beauty Health Company

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88331L 108

(CUSIP Number)

LCP Edge Holdco LLC

Linden Capital III LLC

Linden Manager III LP

Linden Capital Partners III LP

Linden Capital Partners III-A LP

Brian Miller

Anthony Davis

c/o Linden Capital Partners LLC

150 North Riverside Plaza, Suite 5100

Chicago, IL 60606

(312) 506-5600

With copies to:

Monica J. Shilling, P.C.

Kirkland & Ellis LLP

2049 Century Park East

Suite 3700

Los Angeles, CA 90067

(310) 552-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 1 of 8

CUSIP No. 88331L 108

(1)	Names of reporting persons LCP Edge Holdco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 36,508,096
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 36,508,096 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 36,508,096 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.4% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D	Page 2 of 8

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Capital III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 36,508,096 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 36,508,096 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 36,508,096 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.4% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D	Page 3 of 8

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Manager III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 36,508,096 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 36,508,096 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 36,508,096 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.4% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 4 of 8

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Capital Partners III-A LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 36,508,096 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 36,508,096 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 36,508,096 (see Items 2, 3, 4, 5 and 6)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.4% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 5 of 8

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Capital Partners III-A LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of Shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 36,508,096 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 36,508,096 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 36,508,096 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.4% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 6 of 8

CUSIP No. 88331L 108

(1)	Names of reporting persons Anthony Davis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of Shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 36,508,096 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 36,508,096 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 36,508,096 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.4% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D	Page 7 of 8

CUSIP No. 88331L 108

(1)	Names of reporting persons Brian Miller
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of Shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 36,508,096 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 36,508,096 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 36,508,096 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.4% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D	Page 8 of 8

This Amendment No. 2 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 14, 2021 (as amended by Amendment No. 1 filed by the Reporting Persons on May 21, 2021, the “Original Schedule 13D” and together with this Amendment No. 2, the “Schedule 13D or the “Statement”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following sentence immediately following the last paragraph.

On July 15, 2021, LCP received 6,340,429 shares of the Issuer’s Class A Common Stock as a result of the acquisition of such targets.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Aggregate number and percentage of securities.

The percentage of beneficial ownership in this Statement is based on an aggregate of 133,419,152 shares of Class A Common Stock outstanding as of July 15, 2021, based on information furnished by the Issuer.

LCP directly holds 36,508,096 shares of Class A Common Stock. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Class A Common Stock held by LCP and reported on the cover pages to this Statement for such Reporting Person. See also items 11 and 13 of the cover pages to, and Item 2 of, this Statement for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

The aggregate number of shares of Class A Common Stock beneficially owned collectively by LCP and the Reporting Persons is 36,508,096, which represents approximately 27.4% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 133,419,152 shares of Class A Common Stock, as of July 15, 2021.

(b) Power to vote and dispose. The aggregate number of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

(c) Transaction within the past 60 days. Except as set forth herein, including in Items 3, 4 and 6 which are incorporated herein by reference, none of the Reporting Persons has effected any transactions related to the Class A Common Stock during the past 60 days.

(d) Certain rights of other persons. Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Statement.

(e) Date ceased to be a 5% owner. Not applicable.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

LCP EDGE HOLDCO LLC

Date: July 19, 2021	Signature	/s/ Brian Miller
	Name:	Brian Miller
	Title:	Co-Founder & Managing Partner

LINDEN CAPITAL III LLC

Date: July 19, 2021	Signature	/s/ Brian Miller
	Name:	Brian Miller
	Title:	Co-Founder & Managing Partner

LINDEN MANAGER III LP

By: Linden Capital III LLC Its: General Partner

Date: July 19, 2021	Signature	/s/ Brian Miller
	Name:	Brian Miller
	Title:	Co-Founder & Managing Partner

LINDEN CAPITAL PARTNERS III LP

By: Linden Manager III LP Its: General Partner By: Linden Capital III LLC Its: General Partner

Date: July 19, 2021	Signature	/s/ Brian Miller
	Name:	Brian Miller
	Title:	Co-Founder & Managing Partner

LINDEN CAPITAL PARTNERS III-A LP
By: Linden Manager III LP Its: General Partner By: Linden Capital III LLC Its: General Partner

Date: July 19, 2021	Signature	/s/ Brian Miller
	Name:	Brian Miller
	Title:	Co-Founder & Managing Partner

Date: July 19, 2021	Signature	/s/ Brian Miller
	Name:	Anthony Davis, by Brian Miller, Attorney-in-fact

Date: July 19, 2021	Signature	/s/ Brian Miller
	Name:	Brian Miller